UGS indicates they plan to maintain a presence in Ames, Iowa. What are the plans for other locations? Are there any details at this point?

Information regarding future changes in facilities or locations is not available at this time. UGS maintains facilities in numerous locations and will make decisions regarding facilities and locations in the normal course of their planning processes.

If the merger goes through, exactly what will happen to the unvested portion of my 401(k) employer contributions? If they don't become 100% vested at the time of the merger like some of the stock options, then where will the money go?

There are several possible scenarios with regard to the vesting of your 401(k) employer contributions. Each depends entirely upon the decision UGS makes regarding the EAI plan. EAI's 401(k) plan is separate from EAI's stock option plans and does not follow the same vesting rules in the event of a merger. Regardless of UGS's decision regarding EAI's 401(k) plan, employees are entitled to the entirety of their employee contributions and investment earnings as well as the vested portion of their employer contributions and earnings.

I have a 401(k) loan. Will it be effected if we change to the UGS 401(k)?

Like other questions regarding the EAI 401(k) plan and the merger with UGS, this question cannot be answered until the merger process is complete. Loan disposition will depend entirely upon UGS's decision regarding the EAI 401(k) plan. This is a very important topic and will be a high priority if the merger is successful.

I have Paid Time Off accrued and am afraid that it will be lost if UGS changes our program? Should I start taking time off so that I make use of this benefit while I can?

Accrued Paid Time Off is a benefit obligation under EAI's benefits policies and cannot be taken away in the case of merger. The decision regarding how this benefit is transitioned will be made by UGS provided the merger is successfully completed.


STOCK OPTION QUESTIONS (include prior disclaimer)

Q: I've read the change in control section of my stock option agreement but am confused about what accelerated vesting is and how it works. Can you please explain?

A: Your stock option agreement states the duration and vesting of the option you were granted. Typically, the duration is 10 years and the vesting is one-fifth of the grant per year, starting on the first anniversary of the grant.

Most of the stock option agreements also state that upon a change in control, options will become fully vested. This vesting supercedes the incremental vesting schedule set out in your stock option agreement.

Vested stock options will either be "above water" or "underwater." According to the terms of UGS's tender offer, "above water" stock options will be cashed out. "Underwater" stock options have no value and will be cancelled.


Q:  How can I get a copy of my stock option agreement?

A: You received a copy of your stock option agreement when you were granted your stock options. If you are unable to locate your copy, please contact Mary Maxwell at the number listed in the company phone directory, or marym@eai.com.


Q: I understand that I will be taxed if my stock options are exchanged for cash as a result of the tender offer. Will I be taxed at capital gains or ordinary income rates?

A: The cash would be treated as ordinary income and reported in your W-2 for 2000. Taxes will be subject to withholding at the rate of 28%.


Q: My stock options are "underwater," - their grant price is greater than the tender offer purchase price. I understand that I will not receive any cash for these options, but shouldn't I receive something for these options being cancelled? What will UGS do about my having lost this benefit?

A: Stock options provide employees with an opportunity to share in the success of their company as its success is recognized by the investment community. If the stock market value of a company's stock increases, stock options may become exchangeable for stock or cash, depending upon the terms of the stock option agreement. There is no benefit unless the stock options are exercisable for an amount that is less than the market value, meaning they are "above water." The risk of stock options is that the market for the shares underlying the options does not increase or remains above the exercise price of the options.

You accepted this risk when you accepted stock options as part of your compensation package. Being granted stock options is not a guarantee that you will receive stock or cash in the future, nor is it a guarantee that the stock options will be available for you for exercise throughout the term of your employment.



                   STOCK QUESTIONS (include prior disclaimer)


Q: Please explain the tender offer process. For example, can I continue to hold my EAI common stock even if UGS obtains a majority of EAI's common stock?

A: If you own EAI common stock, you will receive a mailing that explains the tender offer. If you have not received this mailing, contact either your broker, bank, trust or other nominee (for stockholders holding their stock in streetname), or the Information Agent for the Tender Offer, D.F. King & Co., Inc., at 1-888-242-8156. Questions like the one you have asked are addressed in that mailing.

If you are not an EAI stockholder but would like further information about the tender offer, you can review a copy of the tender offer documents UGS filed with the SEC by going to http://www.sec.gov/Archives/edgar/data/1005270/0000950124-00-005606.txt.